SPARX Funds Trust
N-SAR A

Exhibit 77-C

Results of the Shareholder Meeting

A special meeting of the shareholders of the Funds was held on April 12, 2005.

The matters voted on by the shareholders of record as of March 21, 2005 and results of the vote at the shareholder meeting held on April 12, 2005 were as follows:

With respect to the proposal to elect the following as Trustees:


				   For		    Authority Withheld
Ms. Alice Kane		 	 771,005 		 28,300
Mr. Robert Straniere		 771,005 		 28,300
Mr. Jack R. Thompson		 793,790 		  5,515
Mr. Takaski Tsuchiya		 795,880 		  3,425